Filed Pursuant to Rule 433

Registration No. 333-205684

FREE WRITING PROSPECTUS

(To Prospectus dated June 29, 2016

as supplemented by Supplement No.1

dated October 11, 2016)

DESCRIPTION: RICH UNCLES INVESTORS PRESENTATION & OPEN HOUSE (9/22/16)

HTTP URL: HTTPS://WWW.YOUTUBE.COM/WATCH?V=02XKBNOZY48

TRANSCRIPTION DATE: TUESDAY, SEPTEMBER 27, 2016.

START OF TRANSCRIPT [00:00:00]

Howard Makler: Well, my name is Howard Makler. I'm one of the founders of Rich Uncles. I'd like to be the first to thank you for taking time out of your evening to be with us to learn a little bit more about what we've been able to accomplish at Rich Uncles. We're very excited about what we've been able to achieve so far. We're very excited about the portfolio of properties that we've been able to purchase on your behalf. We're very pleased about the dividends that we've been able to pay on a consistent basis. And we have some fantastic news that we want to share with you tonight about the developments at Rich Uncles.

The most common question that I probably hear is, “Where did this name come from, Rich Uncles?” I had the opportunity to meet with my partners, Harold and Ray, about three years ago and they had actually started the basis of this company before I joined them, and it was called Nexregen. And I remember in that early meeting, I said, “Nexregen? It sounds like a pharmaceutical drug.”

Audience: [LAUGHTER]

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Howard Makler: And Ray had shared with me his vision, which he's going to share with you. After I heard it and was able to really connect with his passion for being able to provide a real estate investment opportunity for everyone, I just kind of said off the cuff. “Gosh, you sound like the rich uncles, like the real rich uncles.” Right? The rich uncle who puts his arm around you and says, “We're going to do it the right way.” And the name was born.

A big, big, expensive advertising agency, right? 10 seconds with three men chatting. And that was the beginning of Rich Uncles. So, you've all heard of Uber. You've heard of Airbnb, and you understand how these businesses have disrupted old-school ways of operating. And Rich Uncles is doing the same thing relative to providing a real estate investment opportunity that has never been delivered directly to people like you, prior to this point. This gives you a little background on Rich Uncles.

So, people often ask how does this work? How do you actually do this real estate investment trust? What better way then to entertain you? Hopefully, you’ve have had a little bit of drinks and some food, and a little bit of entertainment.

Narrator: This is your rich uncle’s gold watch. This is your rich uncle’s secret tattoo. [Sh-h-h-h] This is your rich uncle's dog, Stephen Van Rensselaer. And this is what Stephen dreams of. This is your rich uncle. Your rich uncle is.

Rich Uncle: I’m an investor.

Narrator: A dam good one.

Rich Uncle #1: Thank you.

Narrator: How did your rich uncle become the man he is today?

Rich Uncle: Archie?

Archie: Yes.

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Rich Uncle: Tell him how it’s done.

Archie: Rich Uncles is a real estate investment trust, which allows you to own commercial property. Corporate America pays rent to Rich Uncles, and Rich Uncles pays cash dividends to you. Wall Street to Main Street, if you will.

Rich Uncle #1: I will.

Archie: The property is purchased with 50% cash down. They collect rent and pay you cash dividends each month. Need your money back? They repurchase shares monthly.

Narrator: This is your rich uncle.

Rich Uncle #1: You already said that.

Narrator: But she is also your rich uncle. And so is he. And her too. And all of them. And you too can become a rich uncle. This is your rich uncle welcoming you to the family.

Rich Uncle 1: Welcome to the family.

Howard Makler: All right. [LAUGHTER]

Audience: [APPLAUSE]

Howard Makler: My favorite part of that video is at the end where it says, “Even you too can be a rich uncle.” And these are the rich uncles and rich aunts. These are you. These are some of the people that have actually invested in our REIT. In fact, I see some of you out there tonight. And these are the people that have shared their experiences with Rich Uncles. And they really are a reflection of why we're here tonight. Rich Uncles is not just about the very affluent people, it's about allowing everyone the opportunity to invest in income-producing, commercial real estate.

When we look at this picture, what do I see? Well, I see Bill, who is an architect. And I see Sandy, who is a data analyst. I think Sandy's here tonight. Isn't she?

Sandy Cash: Yeah.

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Howard Makler: There we go! Sandy. All right. Thank you for coming, Sandy. And we see Richard who is a general contractor. And we see James, a retired policeman. I know he's here somewhere. Where are you? Thank you. There we go. Thank you!

Audience: [APPLAUSE]

Howard Makler: Thank you. Chirag, our orthopedic surgeon. Where is Chirag? There we go Chirag. And by the way, I didn't even know these people were coming tonight. That's the best part for me. These really are just our investors. And perhaps my favorite one, Grant, a student, who heard about it from his professor.

And if there is anybody who has really represents why Rich Uncles was formed, if there is one person that would be really a reflection of my interpretation of Ray’s vision —you're going to hear it for yourself— it's Grant, giving this young student the opportunity to participate alongside of all of us.

So, I'd like to introduce my partners: Ray Wirta, Harold Hofer. I mean, I could start with Ray who would be kind to maybe share your vision with the rest of us, Ray?

Ray Wirta: Right now?

Howard Makler: Come on, if you don't mind.

Audience: [LAUGHTER] [APPLAUSE]

Howard Makler: The real rich uncle. That’s the real rich uncle.

Ray Wirta: Wealth is temporary. I can assure you.

First of all, thanks for trusting us with your money, most importantly. I'm in this business for really a long-term vision. I have been in commercial real estate my entire life. In fact, I started to push real estate in 1966. And a total surprise to me tonight, there's someone who was working where I was working in 1966. That’s [INAUDIBLE 00:06:33] So. [INAUDIBLE 00:06:35], thanks for coming. He was in the Appraisal Department at the [INAUDIBLE 00:06:37].

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Howard Makler: All right. [APPLAUSE]

Audience: [APPLAUSE]

Ray Wirta: So he looks a little older than me. Now, I have 50 years in the commercial real estate business, so he probably has 51. What do you think just.

Audience: [LAUGHTER]

Ray Wirta: I think commercial real estate is a great, long-term investment. Because where there's job growth, there's growth in commercial real estate value. Because if there's no income to the commercial real estate, they stop building it. There's no job growth. They stop building it. And every so often, too much gets built, or jobs go away.

But in the end, as long as there's job growth like a tub with no drain. and water just dripping in, that tub —those buildings— go back up again. And if you look at the long-term, value growth for commercial real estate, any place there's job growth, it's been terrific. And it's a very patient investment.

I started Nexregen 10 years ago with Harold. Harold and I started down in Texas. Nexregen stood for Next Real Estate Generation. But it does sound like a drug now that Harold mentioned this.

Audience: [LAUGHTER]

Ray Wirta: That was really my vision, that the next real estate generation would be to find a way to let the small investor invest in commercial real estate. A few of us can buy an office building, or a retail center. But for $500 or $1,000, or $2,000, you can buy a piece of commercial real estate. The intention of us to use primarily the web to reduce the cost of delivering the opportunity, so more of the money goes into the deal.

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Again, my view is if we’re successful… that’s terrific for maybe, Harold, Howard and myself. But really, my personal view is I'd like to leave behind something that's created the opportunity for people literally around the world to invest in commercial real estate. So, this may be the start of that. Thanks for the time.

I did want to also acknowledge that normally when I come here, I have a tie on, of course, because that's what I do. I have a coat on. These two guys have t-shirts and jeans. So...

Audience: [LAUGHTER]

Ray Wirta: That’s not their real persona. But anyway, thanks for coming.

Audience: [APPLAUSE]

Howard Makler: We did get dressed up a little bit for tonight. And if I'm the beauty, this is the brains. Harold runs all the day-to-day business of Rich Uncles.

Harold Hofer: Yes, so we are a technology company. But our true core of competency is real estate. Howard’s been in the real estate business for like 25 years. Ray, I have known for over 20 years.

So, we're real estate people trying to use technology to bring an investment.

[NON-PRESENTATION]

We are real estate people. We're real estate people by background training. Even though we have a technology platform that's allowing you folks to invest in commercial real estate with us and through us, our core of competency is real estate.

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So as we go for a presentation, they are going to talk about how we analyze buying real estate, what we're buying, why we're buying it, and the strategy that we developed to put forth in our REITs.

So, thank you very much for coming tonight. We appreciate it. I talk to people from San Diego, people from the Bay Area, Los Angeles. So, we really appreciate you coming down and finding out more about who we are and what we're up to. So, thanks.

Audience: [APPLAUSE]

Howard Makler: So we want to walk you through some of the value add, some of the benefits [00:10:00] to you, as investors, for why you're involved with Rich Uncles. We'll start out with the fact that this is being offered for the first time. Never before has there been an opportunity like this where you can invest directly alongside of us, and in the process cut out all of the middlemen, 10% in commissions, which most people aren't drilled with paying sales commissions.

By investing directly with us, we have eliminated all of that. On your behalf, our focus is on these creditworthy tenants who have long-term commitments to pay rent to the rate that we distribute to you in the form of dividends. And we're not dealing with tenants and toilets, the tenants are responsible for paying the expenses of these properties. So, it's a very specific strategy all designed to be able to ensure our ability to pay dividends to you.

The properties are purchased with 50% equity. How many people intuitively get that, right? If you have a mortgage, you understand that 50% mortgage is a lot better than 80% mortgage. It’s intuitive. It's prudent. It's part of our conservative strategy.

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Cash dividends paid monthly. The most common request that we had from our California investors, we paid dividends quarterly. And they said they would sure like it if they were paid monthly. When everybody likes to get paid monthly, instead of quarterly, so we did it. Now we have a monthly cash dividend.

I remember watching a Shark Tank episode about three years ago. There was a young guy who was trying to pitch a real estate crowdfunding concept, right, and Barbara Corcoran smacked him down. And what did she say? “Who is a real estate expert? What do you know about real estate?”

And that's what makes Rich Uncles unique. I'd like to believe you know a little bit about our backgrounds and our expertise in real estate, and you are investing alongside of us. We're not raising money for a third-party. We’re only investing money for the real estate investment trust that we sponsor directly. All of us are invested in the REITs. Our families are invested. My retirement account is invested in the same things that you're investing in. We have skin in the game and are invested as you are in this.

We're really, really proud of what we've accomplished so far. So, congratulations! You all are part owners in $150,000,000 in real estate through our portfolios. That's pretty good, right? That's a great place to start.

Audience: [APPLAUSE]

Howard Makler: And the significance of this real estate is that it's generating a cash flow that we are distributing on a regular basis. We have 4100 investors and that's growing every single day. Literally, hundreds of people are logging on to the website, signing up and investing on a daily, weekly, monthly basis now. The numbers just keep growing.

$500 is the minimum investment. $500 is the minimum investment. We have investors that have invested millions of dollars and, in between is, the average at $22,000. Let’s give you a flavor for how people are investing. 29 properties so far, growing, more in escrow.

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So, it's a great start to what we're doing. We're really, really excited to make our next announcement. And we launched our national REIT a few short months ago. We had some internal projections on buying real estate and dividends that we could pay, and Harold's going to elaborate.

But the bottom line is, our team did such an outstanding job that on our national REIT, we're already announcing a substantial increase in our dividend. Right?

Audience: [APPLAUSE]

Howard Makler: That’s worth clapping for. That’s the big one. Harold, you want to help me a little bit on how this came about?

Harold Hofer: So, our REITs have boards of directors. Ray and I are the boards of the REITs. The majority of the boards though are independent people that are not affiliated with us or our parent company. The boards declare the dividends. Every time the dividend is paid, the board declares these dividends.

So on the national REIT, we bought some real estate already on the national REIT. We finance that real estate. We're generating cash flow that supports a higher dividend yield on the 6.5% that we've been paying. So, we consulted with the board and have raised the dividend yield to 7% annualized. That'll be commencing in September this month.

But we calculate the cash available to pay dividends monthly, but we feel comfortable that we can maintain this dividend well into the foreseeable future. Hopefully, it goes up from there. As Ray said, we collect more tenants, go up contractually under their leases. So, yeah.

Howard Makler: A major part of the basis for our confidence in our ability to pay the dividend, and people ask, “Well, if I invest money today, what will some of this money go towards?” Here is a great example.

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We have 10 properties. Our real estate acquisitions team has just done a superb job. David's over here who runs it. Thank you, David.

Audience: [APPLAUSE]

Howard Makler: Yeah, they've done a great job. They really have.

Audience: [APPLAUSE]

Howard Makler: And so, they’ve lined up 10 properties. These properties are in escrow, so that means we have the legal right to buy these properties. We’re completing our due diligence. Sometimes, David's team opts not to buy property. They uncover something they don't like. They're very diligent in their process of evaluating these properties prior to buying them.

[as to the 10 properties mentioned:

3 are individual REIT I properties in escrow, to be bought by REIT I.

7 are a portfolio of Dollar General stores (7 individual stores, all bought from one seller). At the time of the video, we were thinking about all 7 of these being bought by NNN REIT. We have the financial ability to buy these 7 within NNN REIT, but we would buy them in conjunction with the placement of mortgage financing. So say 60 - 75 days from now.]

Nonetheless, we really like these. $3,000,000 in new annual income. How do we all feel about these tenants —FedEx— having an obligation to pay the REIT rent for the next 9 years? That's great, right? That’s fantastic. And it's a great motivator for people as they're looking, “Gosh, do I want to invest more money?” Well, this gives you an idea of some of the tenants that are coming. This is the coming soon section, right? That gives you great flavor.

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One of the questions that people oftentimes ask us is to understand more fully the formula of how somebody can make money with Rich Uncles. Needless to say, investing in real estate has risks. It isn't guaranteed, but here's the formula. It starts with these monthly cash dividends that we pay. Most people reinvest those dividends, they compound, and that grow up… the return grows. We're going to give you an example of that.

But that still is only one portion of the equation of how value is created with Rich Uncles. Harold, do you want to help me out?

Harold Hofer: The second component is, will the real estate go up in value? Nobody can predict the future. Obviously, real estate does go up and down in value over time, historically up and in general.

But the leases that we have have contractual rental increases built into those leases, so the rents grow over time, as these leases mature down the road year after year after year. It’s about 2% per year on average with our tenants.

We also have amortizing mortgages. What that means is every time we bank a mortgage payment, some of it’s going to interest, some of it’s going to principal. So, the amount of our mortgage obligation declines every month a little bit as we pay down the mortgage principal. So as rents go up and the principal balance of our loans go down, the value of the equity piece should grow, everything else notwithstanding.

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Another component of your overall potential return is that the real estate will go up in value over time, no guarantees obviously. There's also tax benefits associated with owning real estate. Everyone's heard of depreciation. REITs allow you to pass through the depreciation to the shareholders. If you're a shareholder with us, you'll get a 1099 in January for all the tax consequences associated with your investment with us. A portion of your income from us will be tax sheltered because the depreciation will flow through to you. Typically in REITs in general, it's about a third of the dividend is sheltered by depreciation deductions.

All of those elements combine to make an overall return to our investors. We can't predict the future, obviously, but we feel good about the dividend we’re paying currently based upon the contractual rental obligations these tenants have to us as their landlord. We do think as the rents go up, and as the loan balances go down, additional value will be created over time.

Howard Makler: That makes sense to everybody? And it's a really big point for people to really wrap their head around.

The next piece of this, the example we're going to give, and then we can thank Albert Einstein for explaining the benefit of compound interest.

75% , 80% of our investors reinvest their dividend. Makes sense, right? So Maura is as an example. She invested $100,000 two-and-a-half years ago. Today she calculates the return that she's enjoyed over those two and a half years and it's 8 .3% because of that compounding effect associated with reinvesting that dividend. It's very significant. It's part of the equation that will significantly increase the value with your Rich Uncles investment. This is still just one piece of the equation that Harold was explaining. So, let's look at the rest of it.

If we add in this idea that rents go up 2% a year, now we can put it on the spreadsheet. You want to elaborate?

Harold Hofer: So we have a calculator that we put together. But basically, this assumes that if you invest $100,000 and we're paying a dividend of 7%, your reinvesting that dividend, the value of your equity grows by 2% per year that over five years your account will be worth about $156,000. That's about — divided by 5— about 11% per year return. 7% comprised of the dividend and the balance comprised of the reinvestment of those dividends, and increasing the value of the real estate at 2% per year. [00:20:00]

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Howard Makler: Big difference, right? That's the full equation.

The largest area of our company for growth is retirement accounts. I was one of those guys that had an orphan 401k from a company that I was with years ago... I don’t think any of you are like that. I finally opened up the statement and looked at all the fees and the money I wasn't making, and decided to diversify out of the stock market into Rich Uncles. So there is a mechanism by which you can take retirement funds, remaining tax-free, and invest it in Rich Uncles.

We have a concierge department that will help you to coordinate that. It’s a little bit of paperwork, but we know how to do it quite efficiently online, and can help you to accomplish that. This is by far the largest growth area in terms of folks like you wanting to diversify retirement funds. It makes a lot of sense.

This is where we want to give you a little bit of an overview on what we've accomplished on your behalf investing your money into real estate. These are the buildings that you own. And you might notice names here: Walgreens, Chevron, Chase Bank. You might notice different types of buildings. Harold and his team are very sensitive to diversifying into different asset classes, but remaining true to our single-tenant, triple-net philosophy. And Harold's going to explain that in a little bit greater detail right about now.

Harold Hofer: Yeah, so when Ray, Howard and I started the company, we were trying to think of an asset class in real estate that would deliver a consistent return to shareholders, a lot of whom are new shareholders, are new real estate owners. Those offices, hotels, or self storage.... we focused on single-tenant, triple net leased properties. We’re buying a property that’s leased to one tenant, but contractually committed to pay us rent for a long period of time. And so we focused on that sort of an asset class, single-tenant properties.

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We buy both retail…. or all of retail, industrial and office properties that are single-tenant, triple net leased properties, so we're not just beholding to one of those asset classes. We buy all of those asset classes as long as there is a long-term lease with one tenant in those properties.

We've targeted 15 markets in the US where we're concentrating our investment activities. We put together an algorithm… or David's team put together an algorithm to identify the top 50 metropolitan, statistical areas in the US, which are the best ones we should focus our investment energies on. We have 15 of those. David can explain his methodology later if you're interested.

Our leased structures is what's called triple net. The tenant is responsible to pay property taxes, insurance and maintenance. Any fluctuations in those costs are borne by the tenant, not by us as a landlord. Our responsibilities of landlords, we collect a monthly rent check from the tenant, they take care of their own building, they pay their own taxes, they pay their own insurance. It's a pretty clean and easy transaction for us, and we kind of envision ourselves as a conduit between corporate America that [INAUDIBLE 00:23:02] violence is elected to rent versus own their real estate, and you folks. We take their rent and then we pay it off to you in the form of a dividend.

In terms of the creditworthiness of our tenants, there's a concept called investment grade. The Standard & Poor's, Moody's rate public companies based upon their relative creditworthiness. So ‘investment grade’ means that the likelihood of those tenants or those companies defaulting under contractual obligations, including our obligation to us, as their landlord is very, very small.

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So our target is to have 50% of our portfolio investment grade. Why only 50%? Well, those properties are generally a little more expensive than non-investment grade, tenant properties, so we have a blend between those two.

The terms for our borrowed leases, we are looking for an average lease term of 10 years. We have some deals that are 15 years. We have some deals that are 5 or 6 years, but we want the average to be 10 years in terms, so we can count on 10 years of rent coming in to us for our REIT over that timeframe, assuming these tenants pay their rent, and we think they will.

Then in terms of the investment size, we're focusing on assets are between $5 million and $25 million in value. We think it's a real sweet spot for us where very few people are active buyers, so below $5 million. A lot of people investing, folks like yourself perhaps with 1031 trade money exchange money, we don't want to compete with those people. Above $25 million, you're looking at institutional investors that are competing for those larger assets. So we feel our sweet spot, on your behalf, is in the $5 million to $25 million range where there's less competition.

This is our California REIT. So you folks may know we sold out our California REIT. We start at $25 million about 2 years ago. We topped out at about $85 million about a month ago.

So, the response has been has been tremendous. We're on our way to investing $140 million total on this property, including mortgage financing. Right now, we’re at 120. 20 properties fully leased. 60% are investment grade. 8 years average remaining lease term on that portfolio. About a third a third a third office, industrial and retail. So you feel really good about this? Is this shaping up as we had envisioned it in terms of the percentage investment-grade police term, the spreading of the properties between office, industrial and retail. So, we’re very happy about that and proud of that. And again, thank you to David and his team for putting together a great portfolio.

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And the new REIT that we’re now working since August is Rich Uncles NNN REIT. This is now available nationally, not just here in California. The first REIT was for California residents only.

So far $27 million in properties including some property under contract, nine assets, 100% leased, currently 100% investment grade. 8-years remaining average lease term. Right now, half office, half retail. That'll evolve over time to be more consistent or looking more like the prior REIT, as we buy more assets, but I think we're off to a great start. So, we are very excited about that.

These are the areas we’re focusing on the country to buy properties. So, these are the 15 target markets. Based upon the algorithm me put together where we think we want to be an investor. A lot of areas you might not be surprised to see. It excludes LA. LA is too expensive.

Audience: [LAUGHTER]

Harold Hofer: This kind of compares our two REITS with two New York Stock Exchange-listed REITs that are in the same space. We are single-tenant, triple non-leased properties. These are huge, multi-billion dollar companies generally regarded as the top players in our industry. We're trying to emulate these companies in terms of their portfolio construction. The lease term, the occupancy, the investment great percentage, we're trying to follow what they're doing kind of their model. We're fairly similar. We're more diverse product type than they are. They are more focused on retail. I personally think retail is crested a bit. I’m concerned about the continued intrusion of e-commerce into retail. We're not as bullish on retail as these guys are. That's why we're spreading up to an office industrial as well.

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Occupancies are very high. As you all know, these are mature companies. And you say, “Geez, can you guys maintain a high occupancy level when these companies have been around long time, and they're almost 100% occupied?” So, these tenants are paying rent to them as our tenants will be paying rent to us.

Investment grade, you can see what that is and the average lease term. What's interesting to me though is looking at this chart was — we put this together a couple days ago— if we started our national REIT offering outreach effectively August 1st, so if you had made an investment decision on that day, “I want to invest either with you guys or one of these guys,” you would have lost. The stock has gone down. Their stock prices have gone down about 10% in that six-week time frame. That's just an example of the volatility of the listed New York Stock exchange-listed REIT market and it's why we're different.

In the last column, you’ll see what kind of dividends we’re paying. These guys are very successful companies. A lot of monies flow into them. Their dividend yield is below 4%. Our dividend yield is obviously materially higher.

So as people ask us, “Why should I invest in companies like these? These aren't these great companies.” Yeah, they are great companies, but you're dealing with volatility that these guys can't control. The market fluctuations are probably out of their control, and they’re paying much lower dividend yield than we are.

So, that's kind of how we stack up against the true big boys, which we hope to be one day.

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Howard Makler: This gives you an overview of our real estate strategy and how we've been investing your capital, and what we're planning on doing. We are also a tech company.

Hopefully, you've all had a chance to log onto your dashboards. We've made a lot of changes technologically. The entire technological foundation of our website has completely been upgraded in the last few months. Some of it is obvious when you see the dashboard. You can now, from your dashboard, manage all of your business with Rich Uncles. Literally everything from finding your documents, your original subscription agreement, being able to buy and sell directly from the dashboard, being able to track your dividends, have access to all your documents, everything is available online to you. The system is very, very robust. We're adding more and more features every single day.

The biggest thing coming will be our mobile app, so that you can get notifications of things that are important to you, like when you own more real estate or when we have paid you dividends, as well as some neat features like the ability to have automatically reinvestments.

So, there's going to continue to be an ongoing process of technological upgrades to our system, better security, better enhancements, all the above. Every few months you should be receiving notices from us on new features that we’re offering. We've simplified the dashboard quite a bit, emphasizing when you're getting your next dividend, and we're always open to suggestions or comments about technology as well. [00:30:00]

Hopefully, this has given you a pretty good overview of what we're doing. Now, we want to open it up to our questions and answers period so that we can directly respond to some of your questions. I believe we have a microphone that we can hand out.

Male Audience Member 1: What are the terms of your mortgages? Are they 20 or 30-year?

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Harold Hofer: They are between five and ten years in term. We pay amortization on a 30-year amortization schedule. The interest rate is fixed for the term of the loan. Right now, our weighted average interest rate is well below 4%... I think about 3.6%. David, does that sound about right?

So, our interest rate is 3.6% approximately on average. These are all amortizing or 30-year schedule, and they come to anywhere from five years to 10 years.

Q & A Moderator: A question from Carl.

Carl: Yeah, I'm a retired schoolteacher and I have what is known as a tax-sheltered annuity, which means if I ever decide to declare it of course, I'll pay taxes on it. Okay? Can I roll that over into Rich Uncles without paying tax consequences? Are you aware of how that might work?

Harold Hofer: We have an expert in that, Marvin. Where is Marvin? Maybe you can talk to Martin afterwards, yeah?

Q & A Moderator: You have a question.

Harold Hofer: Yes, Sandy.

Howard Makler: From Sandy.

Q & A Moderator: Our celebrity. Sandy?

Sandy: I'm interested… a two-part question. First, can you put your portfolio into a trust? And second, can you have it go to your successor trustees?

Harold Hofer: Yes, you can own your own shares in the form of trust. That's not a problem. And however you trust is set up as to the disposition of trust assets, that should be in the trust document already. That should not be a problem.

Sandy: Do you just do that with your?

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Harold Hofer: We can help you with that as well. We have investor relations people here that can tell you how to do it. If you have a family trust you want to put the shares in versus your name individually, that's not a problem.

Q & A Moderator: We have a question from Michael

Michael: I had a question about the difference between the stock market REITS, like realty income. You guys were showing the difference in share price between, I think it was, national and realty. When we want to exit, how are we going to know how much our investment is worth? How is the appreciation calculated into our shares?

Howard Makler: That’s a good question.

Harold Hofer: So, we are valuing our shares every year. So at the end of this year… right now, the share for the national REIT is $10 a share. At the end of the year, we’re going to value what that share price should be going forward based upon the value of the real estate we've purchased. We’ll have a third-party appraisal firm and value the real estate. We will establish a new share price for all of next year. That share price may go up and go down. I don't know yet.

But that will be a new share price going forward to buy shares, and to also sell your shares back to us. So if you want to wait to say 3 or 4 years…I did a 5 year example earlier where $100,000 traded into a $155,000 over a five-year timeframe with reinvested dividends. Assuming that that 2% per year increase in your evaluation shares was true, then that would be the value of your shares in 5 years, and you sell them back to us at that price.

Q & A Moderator: We have a question from Andy.

Andy: Yeah, you indicated that a tax benefit… you say that you pay 7%. What is the effective rate when you calculate the tax benefit? I am a little bit confused. How do you get an increase… you say you get it in the 1099. So, let's say I got $700. You’re telling me of the $700, a lesser amount would be taxable because of your [OVERLAP]

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Harold Hofer: Yes, you can see that you got $700 on your form 1099. We don't know exactly what it’s going to be next year. We would say $2 of that $7, you pay no tax on because of depreciation deductions. The other $5, you pay tax on, at [lowering?] income rates.

Howard Makler: That’s a benefit of investing in commercial real estate essentially. That benefits of depreciation.

Q & A Moderator: Question here.

Male Audience Member 2: How do the Rich Uncles get paid so poorly?

Harold Hofer: Yeah.

Audience: [LAUGHTER]

Harold Hofer: So REITs are either internally advised or externally advised. So, our REITs are externally advised. You pay a fixed fee to our parent company to manage a REIT for you. That’s 1.2% per year on the value of the assets. We pay ourselves out of that salary. We're operating at a loss currently. Yes, as we scale, we hope to break even and make money on that basis.

We only get paid by you to the extent we buy real estate and manage your real estate on your behalf. And our management fee is 1.2% of the value of our assets per year. We are a real estate company, so we take real estate related fees for real estate related services rendered. When David's team goes out and buys real estate, we take a fee as a broker for that real estate. Quite often, we are paid by the seller of the property. If not, the REIT pays us that fee. We don't really do any leasing property or property management, so we are no fees there.

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But the main fees we have are all fixed because you’re not paying our salaries. You're paying fixed fees to the parent company. And right now, yes, we operate at a loss as the parent company. But as we scale and grow, there will be a tipping point where we operate at a profit. That's obviously where we hope to be headed.

We have $150 million of real estate we currently manage. We think our tipping point in terms of profitability is about $250 million. So we're not that far off in terms being able to run our company based upon the fixed fees that these REITs pay us to manage your assets for them.

Q & A Moderator: We have question from George.

George: Some of us, including myself, have lost money in real estate when the market turned. How safe is investing with you guys?

Harold Hofer: Well, nothing's safe. But given our 50% leverage profile, we don't want to be in a position where we are compelled to sell real estate in a down market. So we've got these tenants sub into long-term leases that are going to pay… Chase is going to pay their rent. They did pay their rent for the last recession. They did not pay their rent. Okay? So did Rite Aid, and Walgreens, and that sort of thing.

We're only going to be a seller when it’s advantageous to us. One of the reasons we keep our leverage profile so low —50% equity, 50% mortgage debt— is that you won’t have a gun to our head when the market goes down, you've got a high delivered property and you got to do something about it. The goal is to have these long-term leases, very modest leverage. And when the next downturn does occur, we just slide right along through it because our tenants are going to get you to pay rent.

Q & A Moderator: A couple of other people have asked about the annuity questions. So, Marvin is going to have a little session. He said it's not an easy answer. So, in this office right here afterwards to go through that.

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Harold Hofer: Maybe we could get some questions back there.

Q & A Moderator: There is a question. Robert?

Robert: Yes, I was looking at, based on George’s question more or less, the new markets coming up in the national REIT. You’re not only looking for cheap real estate out there, but emerging markets where commercial real estate in particular markets across the nation are developing, are rising, because obviously real estate will rise in different cities versus other cities, depending that some may go on a down cline; some may go up. Are you taking all that into account as well?

Harold Hofer: Yes, so our algorithm…and David can explain in deeper depths. We've got up 10 different items that go in the algorithm as to which markets we choose. One is, is there positive employment growth in these areas? Another is how occupied is the existing inventory of real estate, if we're trying to buy an industrial property in say San Antonio, what's the industrial market like in San Antonio?

So we focus on those markets because of these various metrics, which we think will push real estate disproportionately higher in value quicker than the balance of the country.

But David can explain to you, maybe it’s about a five-minute conversation, as to how he developed that algorithm, and what went into it.

Q & A Moderator: We have a question from Roland.

Roland: Is the objective long-term to obtain future assets and keep along permanently? Or is there ever a point where you're going to be selling some off depending on the case-by-case basis? And if so, then is our dividend paid out to those investors?

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Harold Hofer: We don't really… we don’t want to be a seller. We’re finding good real estate we want to own for a long period of time. So in terms of you realizing a liquidity event, that would be you selling your shares back to us so. This won't be an endgame in sight for the national REIT. The California REIT does have an endgame, but not the national REIT. So, we will just keep buying real estate and owning real estate.

We may be an occasional seller. We've already sold a couple properties in the California REIT, where we got kind of offers that we couldn’t refuse, so it makes sense just to sell them. We just reinvested the money in other properties that we’re buying. So we always want to be active in the real estate market, mainly as a buyer, but also a seller.

David's team is actually looking at some assets we're considering putting on the market to see what kind of pricing get for them from the California REIT.

Q & A Moderator: We have a question from Phillip.

Phillip: As a follow-up to the question about fees, what's your typical fee load at close? So, if you would put it. If an investor gives you a dollar, what portion of that is actually going to real estate vs closing costs in your fees?

Harold Hofer: If you give us one dollar, we take three cents to reimburse us for our expenses: radio advertising, legal accounting, that sort of thing. And again, we operate at a loss currently on that basis. But we can't, even though we have a large number of expenditures we’re incurring on effectively your behalf, on our behalf too, to raise capital for the REIT, we’d only collect money back from you to reimburse ourselves to the extent of 3% of the shares that you’re buying from us. Then we take your 97 cents, borrow another 97 cents to buy real estate, then we are in real estate related fees for real estate services that we rendered on behalf to the REIT.

Q & A Moderator: A question from John.

John: Yeah, you're trying to buy $2 billion in real-estate?

Harold Hofer: Yes.

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John: What’s your expected timeframe to buy all of this, given that you only have $27 million under contract. [00:40:00]

Harold Hofer: Well, we think we'll do it within 5 years. We had a snowball effect in our California REIT. It took a while to get going, but it just kept growing and growing, and the hill got steeper and steeper. In the last full month of the California REIT, which was June, we raised $12 million, and that was just in California.

So our whole goal is to get folks like you to have confidence in us quite frankly. So we're selling an investment product over the Internet and that obviously raises immediate red flags. But the idea is to make a web presence set so tactile, so intuitive, so believable that you can make an investment decision without wondering if we're going to be honest people or not.

If you Google Ray Wirta...Ray is a very relatively private guy, but his resume in the real estate world stacks up to virtually anybody’s in the country. Ray has taken on a lot of reputational risk personally to be involved with us, but he really believes in this project passionately, and he has a lot of confidence in Howard and myself that we can execute the business plan honorably.

Q & A Moderator: A question from David.

David: A couple of things. If we've already invested in the California market and it's already full, any money that we reinvest now will go to the national?

Harold Hofer: No, it will stay in California.

David: What if we want to invest in the national?

Harold Hofer: You could. Let’s say you want to take your dividends in cash, and just buy shares in the national REIT.

David: Oh, okay.

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Harold Hofer: In our program, you can either elect or reinvest your dividends, or take cash. It's up to you. You just click a box on the website on your personal dashboard, how you like it to be done, and we pay you right in your bank account. We have reverse ACH — where we pay you— and the money appears on your bank account statement in your bank account every month, if you elect to take cash as your dividend.

Q & A Moderator: A question from Gabriel.

Gabriel: I have a question about the 401k… is it only a 401k that you have from another company or can you use your current company’s 401k?

Harold Hofer: Marvin?

Marvin: It’s actually your current 401k is up to the administrator that they’ll allow you to move it into a self-directed vehicle.

Harold Hofer: So you should talk to Marvin because he's the Guru here at Rich Uncles with those questions.

Male Audience Member 3: Okay, this is kind of a complicated question. The California REIT, you had $100 million authorized and $85 million is currently been sold?

Harold Hofer: Correct.

Male Audience Member 3: Now, a certain portion of that is set aside for reinvestment of dividends and the other portion was set aside for selling to the public, correct?

Harold Hofer: Yes, that’s right.

Male Audience Member 3: Okay. Now, you're not selling anything anymore. Does that mean the entire $15 million or so is open for reinvestment of dividends?

Harold Hofer: Dividend reinvestment?

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Male Audience Member 3: Dividend reinvestment.

Harold Hofer: So every year, we have to renew our permit with the California Department of Business Oversight to allow us to sell shares for the next year. So, we will always have at least one year's worth of dividend reinvestment capacity to absorb people that want to buy more shares in our REIT.

Male Audience Member 3: Okay. When you reach $100 million, what happens?

Harold Hofer: Then we go to the Department Business Oversight here in California and say you want to make it $110 million. So we just went from $25 million to $50 million to $100 million. We just amended our paperwork with the California Department Business Oversight to increase the dollar limitation.

Male Audience Member 3: Okay. So do you have to go back to the investor and ask if we wish to authorize that additional amount?

Harold Hofer: That’s a good question. I have to about the lawyers. But basically, it's just for dividend reinvestment. So I don't… that’s a good question. I am not sure to answer that one.

Q & A Moderator: We've got a lot of questions from the chat session. We actually have almost 400 people on chat, but we have a question here right now.

Howard Makler: Wow, 400 on chat.

Audience: [LAUGHTER]

Male Audience Member 4: Yeah, I saw a couple other online REITs, including Fundrise and Realty Mogul, how do you guys compared to them?

Harold Hofer: Well, both of them have $50 million in limitations as to how much money they can raise. We have a much larger REIT. We elected not to be doing what they're doing. They're both doing what was called a Reg A+ with a $50 million-dollar sized REIT and we thought, “Geez, we were going to raise $50 million very quickly and we don't have to stop.” They'll have to stop when they hit $50 million dollars. That's one reason.

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We've got a very defined business plan. I have read both of their prospectuses. They kind of have more of an open kind of business plan. We're going to invest your money opportunistically in deals that we find, that we think are good risk. We think relatively low-risk from real estate perspective, conservative from a leveraged perspective.

I don't know what they're planning to do with their money other than a very broad generalization. And the prospectus is, after looking for a no high-yielding debt and equity investments, so I think it’s more of an uncertainty as to their business model relative to ours. They're both great companies highly regarded. It's just a different strategy.

Howard Makler: Tech people turned real estate, not real estate people turned tech. You decide which way you want to invest. I'd go for real estate people doing tech, not tech people doing real estate. Big difference.

Q & A Moderator: We have a question back here from Saman.

Saman [PH]: Hi, you mentioned that you have skin in the game. What percentage of each one is invested by the GPs, or in this case, the uncles?

Harold Hofer: I would say collectively between both REITs, and all three of us including family members, it's well over $1 million dollars. I would have to tell you the exact number, but I'm guessing… I know I've got six figures. You've got six-figures. Ray’s got a lot of money personally and with his children. I can give you…over $1 million dollars.

Howard Makler: But we're all in the six figures except…

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Harold Hofer: And we invest in the same basis as you did. In other words, I do the same thing with my own retirement account I put money in. I opened a self-directed IRA, put money in the same basis you would.

Howard Makler: We get the same deal.

Q & A Moderator: A question from the Internet? What's the largest investment to date?

Harold Hofer: We had several people who have invested $1 million.

Q & A Moderator: Okay. Another question. When will you be available in Ohio?

Audience: [LAUGHTER]

Harold Hofer: Basically, the way the national REIT is worked. We got approved by the SEC and then we got approved in each state thereafter. Right now, we're available in 21 states representing about 55% of the population of the country. Ohio's very…

Male Audience Member 4: They had asked you to change your name.

Harold Hofer: Yeah, they weren't crazy about the Rich Uncle's name. They weren’t crazy about a couple of things.

But, we're working with Ohio and these other state regulators to get them over whatever hurdles they have with us. I think a lot of want to see the track record that we've actually raised money and bought real estate, and they know that those skills will be a little bit more greased. But we are actively engaged with Ohio. I have already sent them a letter last week in response to some comments or questions they had.

Q & A Moderator: Question from Todd: Are you merging the California REIT I properties into the National.

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Harold Hofer: We've thought about that. We want to have make sure the national REIT has more scaled, in and of itself, before we’d consider doing that. If we did do that, each REIT would hire an advisor to represent each of those REIT’s independently, independently of us as a sponsor, and independently of each other, to determine if it's a good idea a) and b) upon what terms that are fair to each REIT that we would do that.

Q & A Moderator: Question from Grace.

Grace: What are your fees?

Harold Hofer: So we raise a dollar, we would take three cents to reimburse our expenses. And then we take that 97 cents, borrow another 97 cents to buy real estate, and they would take real estate fees related to buying and managing that real estate. We have promoted this to the extent the value of the investment goes up, we capture a portion of that increase in value.

Q & A Moderator: How do you get around the federal and state tax on the interest accumulated for the year?

Harold Hofer: Well, we pay interest. We don't collect interest. So we collect rent and we pay you dividends, and you pay tax on those dividends. The extent is not sheltered by depreciation, so I don't know that's a question that was being asked or not, but that'd be my response.

Q & A Moderator: Question from Bob Brill, how do we know this isn't a Bernie Madoff situation?

Audience: [LAUGHTER]

Harold Hofer: So both of our REITs are SEC-reporting companies, so we have public filings with the SEC that disclose all of our financial information. Ernst & Young is our auditors on the national REIT. They are one of the top firms in the world in that regard. Ray Wirta put his name...you know, Google Ray.

Howard Makler: He gives out public record, the ownership of the properties, and public record, can be easily confirmed that it's owned by us as the entity.

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Q & A Moderator: Question from Grace Smith, can you please explain the negative reviews online?

Harold Hofer: Well, we are members of the Better Business Bureau, which sounds kind of corny I know. But if somebody really had a legitimate complaint, they would probably file it there. No one ever has. We're a very open and transparent and accessible company. If you called me, I’d pick up the phone and talk to you.

Some of these online things that we read negatively about us with people that we don't know, they are kind of anonymous out there in the [ethosphere?], or whatever you call it, the Internet. And we think it's people that feel threatened by our business model, whether it's other real estate REITS that are trying to raise money the way we’re doing it, or broker dealers that we're trying to go direct to their potential clients, not through them to their potential clients.

So, nobody's ever had the courage or they're…. not the courage, but nobody has ever lodged a complaint directly at us and say listen, “I think… what about this? What about that?” And we think we've got a high level of transparency, a high level of accessibility. We know we are a startup company. We know we're selling a product over the Internet. And as part of our business model, is to be available, accessible, transparent, clear and responsive to people.

Some of the negative reviews online, I don’t know where they are coming from, but nobody's expressed them directly to us.

Q & A Moderator: Question from Ned.

Ned: If an investor suddenly decides he has to have some money, what would be involved in withdrawing some money from Rich Uncles? [00:50:00]

Harold Hofer: On your online dashboard, you would tell us you want to sell shares back. Click.

Ned: [CHUCKLE]

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Male Audience Member 5: [INAUDIBLE 00:50:11 – 00:50:12] phone in and say.

Harold Hofer: You don’t have to phone. Click.

Howard Makler: You just got to go to the website and click. And it'll come up and ask you, how much do you want to sell? Some of it? All of it? You can choose.

Ned: [00:50:28] Well, is Rich Uncles going to but it right now or do you need to find another investor for that?

Howard Makler: It’s done once a month and there are some limitations based upon funds, but we've been able to honor every request so far.

Q & A Moderator: A question from Brian.

Brian: I know your target is the $5 million to $25 million range, so that might limit some part of my question. But why do you feel like a single tenant is the best way to go in terms of having a diverse mix of tenants in a building or in a space. Whereas if you’re committed to one, if the one fails, you get zero or you get 100% percent.

Harold Hofer: Right. Well, hopefully over time. Right now, we've got 29 properties in the portfolio. A year from now, it will 129 or 229. It's like having a huge apartment complex with 229 tenants in it, basically. So, if one goes, one fails. Well, you've got 1/ 229th of your portfolio that's now empty. You've got to deal with it.

So our business model is to find a single asset at a time, one tenant at a time, underwrite it very carefully, make a smart acquisition and then we’ll just keep adding to that.

Q & A Moderator: Question by La Lakers.

La Lakers: Just a couple of questions about the California REIT. You mentioned that perhaps there would be an exit strategy down the road, and then you mentioned that perhaps it would be merged with the National REIT. So are those two conflicting ideas? And then my second question is, if the California REIT is sold out, when do you anticipate that taking place?

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Harold Hofer: So the California REIT had a original life of approximately 10 years. We originally filed in 2012. Our thoughts we’ve communicated to people is that we probably consider a liquidation sometime in 2018, 2020. I still think that's consistent with our mind thinking. We do have some plans to talk to some of these larger national REITs and see if they would be a buyer for our entire portfolio before that time frame. If we merged with the national REIT, which yeah we thought about in the future, we’d give the shareholders an option: do you want to cash out now or do you want us to merge in the national REIT?

That's kind of our thinking. That hasn't happened yet. It’s kind of ways off, but that's kind of in the back of our minds. But, we’re conscious of the fact that on the California REIT, it's a finite-life REIT, and that we have a responsibility to get people the money back within a certain timeframe.

Sandy: Another question, kind of in regards to when she said you were getting negative reports from whatever, I kind of heard a rumor that if you're in the middle of doing your REIT transactions, and say somebody wanted to pull their money out, that it's difficult to get it out at that time. But now you have a website up here where you say just click. So was it a problem in the past? Did it have to go before the board or something to take your money out?

Harold Hofer: It's never been a problem.

Sandy: Okay.

Harold Hofer: Right now with people… when people elect to reinvest their dividends rather than take cash, you segregate that money and set aside in a pool to by your people’s shares back. That's one of the sources of buying shares back. We've never have not been able to satisfy an investor’s request to cash out their shares.

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The National REIT is even more expansive, so we take the money that would otherwise be paid in dividends, if people want to reinvest their dividends, invest it in a separate account. But if we had more people want to sell their shares back to us in some capacity, we could use new REIT-shared sales to buy out existing investors.

We're mindful of the fact that a concern about our REIT versus the National REIT as we talked about is they have daily liquidity, while we have monthly liquidity. So.

Howard Makler: So maybe one or two more.

Q & A Moderator: I have two questions left. We’ve got Robert, you and…

Howard Makler: And then, we'll still be around to answer more.

Q & A Moderator: Yes, go ahead, Robert.

Robert: Will all my new investment funds be going into the National REIT?

Harold Hofer: Yes.

Q & A Moderator: Question, then I’ll get over to you. Jeffrey.

Jeffrey: Your monthly liquidity is at the offering price, not adjustment for evaluation change?

Harold Hofer: No, it’s at the most recent evaluation of the company up or down. Yeah.

Q & A Moderator: One last question. Martin.

Martin: Just a tax question, we will have depreciation that we take off on their taxes. When we sell, do we have to give that back to the government? Do they re-go after that depreciation?

Harold Hofer: Yes, you would have a tax basis in your investment. The extent you have depreciation reduces that tax basis when you sell it. But if the proceeds are above that tax basis, you pay tax, but on capital gains, not at ordinary income levels.

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Howard Makler: So, we're going to conclude this portion of the presentation, but we're not throwing you out. We have people here that are happy to continue to answer your questions, help you in any way. If you need help with your dashboard, with an investment, we have people that are going to be here to help you out. We're not going to be…the lanyards. Yes, the purple lanyards. Look for the purple lanyards.

But again, we really want to thank everybody for coming. We really appreciate it and we encourage you to stay for a little longer and communicate with us.

Q & A Moderator: So we have a few offices set up, so if you want to go in, ask questions or take a look at your dashboard, or have any questions at all, we're happy to help you. Thank you very much for coming. Thank you.

Audience: [APPLAUSE]

END OF TRANSCRIPT [00:55:52]

Prospectus: https://www.richuncles.com/prospectus

Rich Uncles NNN REIT, Inc. has filed a registration statement (including the prospectus) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in the registration statement and the other documents Rich Uncles NNN REIT has filed with the SEC for more complete information about Rich Uncles and the securities offering. You may get these documents for free by visiting EDGAR on the SEC web site at:

http://www.sec.gov

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Alternatively, Rich Uncles will arrange to send you the prospectus if you request it by calling toll free (855) Rich-Uncles or emailing prospectus-nnn@richuncles.com , or by visiting:

https://www.richuncles.com/prospectus/nnn

This video is not an offering, which may only be made by delivery of the prospectus. The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The $1 Billion offering of our common stock is currently approved in the following States: California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Nevada, Montana, New Hampshire, New York, South Dakota, Texas, Utah, Vermont, Wisconsin and Wyoming. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law. We continue to seek approval of other States and we frequently update our approved States list on our website:

http://www.richuncles.com

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Rich Uncles REIT I is responsible for filing periodic reports with the US Securities and Exchange Commission ("SEC") and Rich Uncles REIT I is in the process of registering to file such reports. You should carefully read the documents filed with the SEC for more complete information about Rich Uncles NNN REIT and, when filed, Rich Uncles REIT I. You may get these documents for free by visiting EDGAR on the SEC web site at:

http://www.sec.gov

Alternatively, Rich Uncles will arrange to send you recently filed documents if you request it by calling toll free (855) Rich-Uncles or emailing info@richuncles.com.

Rich Uncles NNN REIT, Inc. owns approximately 3% percent of the outstanding common shares of Rich Uncles Real Estate Investment Trust I, a sold-out California investor only REIT, which owns the individual properties depicted in the photographs (other than Accredo and Walgreens).

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